SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of March, 2023

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA

(Exact name of registrant as specified in its charter)

Energy Company of Paraná

(Translation of Registrant's name into English)

José Izidoro Biazetto, 158
81200-240 Curitiba, Paraná
Federative Republic of Brazil
+55 (41) 3331-4011

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA PARANAENSE DE ENERGIA - COPEL

Corporate Taxpayer’s ID (CNPJ): 76.483.817/0001-20

PUBLICLY-HELD COMPANY

CVM Registration 1431-1

SUMMARY OF THE TWO HUNDRED AND THIRTY-SIXTH

ANNUAL BOARD OF DIRECTORS’ MEETING

1. PLACE: Rua José Izidoro Biazetto, 158, Bloco A, in the city of Curitiba, state of Paraná, with attendance of the Board members via video conferencing. 2. DATE: March 14, 2023 - 8:30 a.m. 3. PRESIDING: MARCEL MARTINS MALCZEWSKI, Chair; and VICTÓRIA BARALDI MENDES BATISTA, Secretary. 4. MATTERS DISCUSSED AND RESOLUTIONS PASSED:

The Board of Directors:

I.	unanimously resolved to forward, to the General Shareholders' Meeting, the proposal to establish the maximum and global financial limit for the Indemnification Agreement, in the amount of R$25,000,000.00 (twenty-five million reais), for the period from January 1, 2023, to December 31, 2023, recommending its approval;
II.	received and analyzed the preliminary version of the Annual Management Report, the Balance Sheet, and the other Financial Statements for the fiscal year 2022, and noted that the matters will be once again analyzed and resolved on,
III.	analyzed the preliminary version of the Executive Board’s Proposal for the Allocation of Net Income for the Fiscal Year 2022 and Payment of Profit Sharing Related to the Integration of Capital and Work and Incentive to Productivity, and noted that it will be once again analyzed and resolved on;
IV.	analyzed and discussed the technical projection study of realization of deferred taxes, and noted that the matter will be once again analyzed and resolved on;
V.	received and analyzed information related to the disclosure of estimates and judgments made during the preparation of the Financial Statements as of December 31, 2022;
VI.	analyzed and discussed the accounting practices used by the Company;
VII.	analyzed and discussed the Company’s procedure relating to the new accounting standards and their effects on the 2022 Financial Statements;
VIII.	received a report on the works of the Company’s internal controls and discussed the information;
IX.	interacted with the external auditor Deloitte Touche Tohmatsu Auditores Independentes Ltda. on the work related to the 2022 Financial Statements and Internal Controls;
X.	analyzed and discussed preliminary information on Risk Factors for the 20-F Form; and presented its recommendations;
XI.	unanimously approved the amendment of the Equity Interests Policy;
XII.	unanimously approved the guidelines, indicators and metrics for the “Performance-Based Award - PPD” Program, cycle of 2023;
XIII.	received a report from the Corporate Transformation Committee and discussed the matters presented;
XIV.	received a report from the Statutory Audit Committee and discussed the issues presented;
XV.	received reports from the Investment and Innovation Committee and the Sustainable Development Committee, and discussed the presented topics;
XVI.	received a report from the Chief Executive Officer on several corporate subjects and discussed the matters; and
XVII.	held an Executive Session.

5. SIGNATURES: MARCEL MARTINS MALCZEWSKI - Chair; DANIEL PIMENTEL SLAVIERO - Executive Secretary; ANDRIEI JOSÉ BEBER; CARLOS BIEDERMANN; FAUSTO AUGUSTO DE SOUZA; GUSTAVO BONINI GUEDES; LEILA ABRAHAM LORIA; MARCO ANTÔNIO BARBOSA CÂNDIDO; MARCO ANTONIO BOLOGNA; and VICTÓRIA BARALDI MENDES BATISTA - Secretary.

This is a free English translation of the summary of the minutes of Copel’s 236th Ordinary Board of Directors’ Meeting drawn up in Company’s Book no. 13.

VICTÓRIA BARALDI MENDES BATISTA

Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date March 15, 2023

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Daniel Pimentel Slaviero
Daniel Pimentel Slaviero Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.